FILED BY OCEAN SHORE HOLDING CO.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14A-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: OCEAN SHORE HOLDING CO.

(COMMISSION FILE NO. 000-53856)

DATE: JULY 13, 2016

[OCEAN SHORE LETTERHEAD]

Answers to Questions You May Have

OceanFirst Financial Corp., the holding company for OceanFirst Bank, and Ocean Shore Holding Co., the holding company for Ocean City Home Bank announced on July 13, 2016 that the two companies entered into a definitive agreement and plan of merger. OceanFirst will acquire 100% of the outstanding shares of Ocean Shore. The transaction is expected to close late in the fourth quarter of 2016 or early in the first quarter of 2017, pending receipt of regulatory and shareholder approvals. The combined companies and banks will operate as OceanFirst Financial Corp. and OceanFirst Bank.

What should I know about this merger?

•	Ocean City Home Bank and OceanFirst Bank are working closely to make this transaction as seamless and smooth as possible.

•	All deposit account types and account numbers will remain the same at this time and customers will continue to use their existing checks, ATM/debit cards and online and mobile banking/bill pay services and make loan payments as usual.

•	At this time, there are no changes to banking hours, policies, products, interest rates, and staff. It’s business as usual.

•	Ocean City Home Bank will retain its name until the legal closing is completed and then will operate as a division of OceanFirst Bank until the systems integration occurs, which is expected to be late in the summer of 2017. At that time all locations will operate under the OceanFirst Bank name.

•	Ocean City Home Bank employees and customers will still originate accounts using Ocean City Home Bank products and services until Ocean City Home Bank and OceanFirst Bank are combined.

Who is OceanFirst?

•	OceanFirst Financial Corp. is the holding company for OceanFirst Bank. Like Ocean City Home Bank, OceanFirst Bank is a community-oriented financial institution. Founded in 1902, OceanFirst offers a wide variety of financial services to meet the needs of the communities it serves. OceanFirst Bank is the largest bank headquartered in Central and Southern New Jersey with 50 branch offices and approximately $4.2 billion in assets.

How does this merger benefit me?

•	You will benefit from the convenience of a broader branch network throughout Central and Southern New Jersey. The combined bank will also offer a diverse range of financial solutions, including a full suite of commercial banking products and trust services, to help you achieve your financial goals.

•	In addition, the merger creates significant value for the shareholders of both companies as we leverage the strengths of both organizations to serve clients across Central and Southern New Jersey.

Do customers need to do anything to continue banking using their existing account(s)?

•	There is no need to do anything. Customers can continue banking exactly as they have been. Customers can continue to access their money by writing checks, using ATM and debit cards and/or online and mobile banking. Checks drawn on Ocean City Home Bank will continue to be accepted. Loan payments should also continue to be made as usual.

•	Advance notice will be given to customers prior to any material change to their account(s).

Will customers’ checking/savings/CD account(s) number change?

•	All account numbers will remain the same at this time. If any changes to account numbers are required in the future, we will communicate such changes to any affected customers well in advance of those changes.

What about direct deposits?

•	Current arrangements for direct deposit(s) will continue as normal without interruption.

What about online banking access?

•	Ocean City Home Bank customers will continue to access online banking through ochome.com and no changes to online services will occur until the banking systems are combined.

Are deposits still safe?

•	Yes. Deposits with Ocean City Home Bank and OceanFirst Bank are safe, sound and readily accessible. All deposit accounts, which include checking, savings, money market, CDs and retirement accounts, will become OceanFirst Bank accounts, regardless of the amount, upon combination of the banks, which is currently expected to occur in late in the fourth quarter of 2016 or early in the first quarter of 2017.

How will the merger impact customers?

•	The combined bank’s increased lending capacity, expanded footprint and combined technology abilities will allow us to give our customers better access to the financial resources and the state-of-the-art technology they need to be successful.

What will be the name of the new bank?

•	Upon closing, the holding company will become OceanFirst Financial Corp. Following closing, Ocean City Home Bank will operate as a division of OceanFirst until systems integration can be completed. After systems integration all operations will be conducted under the OceanFirst Bank name.

When will the merger be official? How will customers be notified?

•	The transaction is currently expected to close late in the fourth quarter of 2016 or early in the first quarter of 2017 following the receipt of all customary regulatory approvals and approval of shareholders of both companies. The combination of the banks will occur shortly after the combination of the companies. All customers will be notified in writing.

Should customers expect any changes to the personalized customer service and banking experience they currently enjoy?

•	Ocean City Home Bank and OceanFirst Bank share a commitment to serving customers with excellence, and customers can expect this to continue.

Will there be any new products or offerings as a result of the combined bank?

•	The combined bank creates a stronger organization with the capital, funding, infrastructure and leadership to support continued expansion of products and services, giving our customers access to excellent banking products and technology.

Will any banking offices be consolidated?

•	The footprint of our two banks overlaps in some areas. Where overlap exists, branches are being reviewed for potential consolidation. While some consolidations are expected, the combined Bank expects to continue to maintain a service location in every community that is currently being served. Final decisions about branch consolidation will be made carefully and deliberately and as such will take some time to work through.

Where will the official bank headquarters be?

•	The combined bank’s office headquarters will be in Toms River, New Jersey. However, the Bank expects to maintain a substantial back office support facility in Atlantic County.

To Whom should inquiries from the press and community officials be referred?

•	Inquiries related to OceanFirst Bank and/or Cape Bank should be referred to:
o	Jill Hewitt, SVP Investor Relations and Corporate Communications,
(732) 240-4500, ext. 7513

•	Inquiries related to Ocean City Home Bank should be referred to:
o	Steve Brady, CEO Ocean City Home Bank

Forward-looking Statements

This communication contains forward-looking statements. These forward-looking statements may include: management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the transaction and OceanFirst’s recently completed acquisition of Cape Bancorp, Inc.; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Ocean Shore assumes any duty and does not undertake to update forward-looking statements. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that OceanFirst or Ocean Shore anticipated in its forward-looking statements and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in OceanFirst’s Annual Report on Form 10-K, those included under Item 1A “Risk Factors” in Ocean Shore’s Annual Report on Form 10-K, those disclosed in OceanFirst’s and Ocean Shore’s respective other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility: that expected benefits of the transaction and the Cape acquisition may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, OceanFirst’s and Ocean Shore’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies relating to the transaction or the Cape acquisition; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ customers, employees and other constituents to the transaction; and diversion of management time on merger-related matters. For any forward-looking statements made in this communication or in any documents, OceanFirst and Ocean Shore claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information about the Transaction

This communication is being made in respect of the proposed transaction involving OceanFirst and Ocean Shore. This material is not a solicitation of any vote or approval of OceanFirst’s or Ocean Shore’s shareholders and is not a substitute for the joint proxy statement/prospectus or any other documents which OceanFirst and Ocean Shore may send to their respective shareholders in connection with the proposed transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities. In connection with the proposed transaction, OceanFirst intends to file a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, the respective investors and shareholders of OceanFirst and Ocean Shore are urged to carefully read the entire joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst, Ocean Shore and the proposed transaction. Investors and security holders are also urged to carefully review and consider each of OceanFirst’s and Ocean Shore’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. When available, copies of the joint proxy statement/prospectus will be mailed to the respective shareholders of OceanFirst and Ocean Shore. When available, copies of the joint proxy statement/prospectus also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to OceanFirst Financial Corp., 975 Hooper Avenue, Toms River, New Jersey 08753, Attn: Christopher D. Maher or Ocean Shore Holding Co., 1001 Asbury Avenue, Ocean City, NJ 08226, Attn: Steven E. Brady, President and Chief Executive Officer.

Participants in the Solicitation

OceanFirst, Ocean Shore and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of OceanFirst’s and Ocean Shore’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of OceanFirst and their ownership of OceanFirst common stock is set forth in the proxy statement for OceanFirst’s 2016 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 26, 2016. Information about the directors and executive officers of Ocean Shore and their ownership of Ocean Shore’s common stock is set forth in the proxy statement for Ocean Shore’s 2016 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 19, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of OceanFirst’s or Ocean Shore’s shareholders in connection with the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Once available, free copies of the joint proxy statement/prospectus may be obtained as described in the preceding paragraph.